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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _3_ )*

                            DATATRAK INTERNATIONAL, INC
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   238134 10 0
                                -----------------
                                 (CUSIP Number)

                               ROBERT W. CURTIN
                             MAXUS INVESTMENT GROUP
                       1301 EAST NINTH STREET, SUITE 3600
                           CLEVELAND, OHIO 44114-1800
                                 (216) 687-1000
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                AUGUST 23, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 238134 10 0
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Investment Group / ID # 34-1049596
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF            		 80,918
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                          169,241
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                           80,918
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                              169,241
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   250,159
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.60 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 238134 10 0
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gelfand Maxus Asset Management Inc. / ID # 34-1654250
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                     169,241
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     0
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                         169,241
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         169,241
----------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.14 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 238134 10 0
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                 80,918
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                     169,241
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                      80,918
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         169,241
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         250,159
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.60 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
                            Amendment to Schedule 13D

Item 1.           Security and Issuer

         This Statement relates to the shares of Common Stock (the "Shares") of Datatrak International. The address of Issuer's principal officers is 20600 Chagrin Blvd, Suite 1050, Cleveland, OH 44122.

Item 2.           Identity and Background

         This Amendment Statement is filed on behalf of all persons and entities and participants of Resource Management, Inc., an entity incorporated under the laws of the State of Ohio and commonly known as the Maxus Investment Group
(hereinafter "MIG"), Richard A. Barone, an individual (hereinafter "Mr. Barone"), Gelfand Maxus Asset Management Inc, an entity incorporated under the laws of the State of Ohio (hereinafter "GMAM") and Maxus Securities Corp, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). Maxus Asset Management, an entity incorporated under the laws of the State of
Ohio  (hereinafter  "MAM").   The  aforementioned  person  and  entities  are
collectively referred to herein as the "Filing Persons". The business address of the aforementioned persons and entities is 1301 East Ninth Street, 36th Floor, Cleveland, Ohio 44114-1800.

         The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

         Gelfand Maxus Asset Management (GMAM) and Maxus Asset Management (MAM) are registered investment advisors having the power to dispose of the Shares owned by the investment clients for which they act as advisors. MSC is a broker-dealer. MIG is a financial services corporation which owns all of the outstanding shares of GMAM, MAM and MSC. Mr. Barone is a director of GMAM;
the  controlling       shareholder of MIG;  principally     employed   as    CEO
of MIG, MAM and MSC; Chairman of Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund, and Maxus Aggressive Value Fund, all of which are registered under the Investment Company Act of 1940. See Amended Exhibit A attached to this amended Schedule 13D for additional information on executive officers.

Item 3.           Source and Amount of Funds or Other Consideration

         MAM and GMAM owns no Shares directly but MAM and GMAM may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 169,241 Shares purchased by GMAM for the account of its investment clients. GMAM disclaims beneficial ownership of such Shares.

Item 4.           Purpose of Transaction

         The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

Item 5.           Interest in Securities of the Issuer

         Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of August 24, 2000, and the percentage of the Shares outstanding represented by such ownership (based on 3,290,322 shares outstanding):

Name:                              No. of Shares         Percent of Class

Gelfand Maxus Asset                  169,241                   5.14 %
 Management, Inc.(1)

Maxus Asset Management(2)              5,918                   0.18 %

Resource Management Inc               75,000                   2.28 %

Total(5)                             250,159                   7.60 %

(1) These Shares are owned by investment clients of GMAM and MAM who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares under its Investment Management Agreement with such clients. GMAM disclaims beneficial ownership of all such Shares.
(2) MAM disclaims beneficial ownership of all such Shares. (5) Mr. Barone owns no shares directly but, by virtue of his positions as CEO and President of MAM and MIG he may be deemed to beneficially own 250,159 Shares. Mr. Barone disclaims beneficial ownership of all such Shares.

Item 6.           Contracts, Arrangements, Understanding or
                  Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A Description of Directors and Executive officers of GMAM, MAM and MIG, and MSC.

Exhibit B Relevant Transactions in Shares.

Exhibit C Conforming Copy

                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                    Gelfand Maxus Asset Management


Date: ___________   by: /s/ Denis J. Amato
                    Denis J. Amato, President




                    Maxus Asset Management

Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone





                    Maxus Investment Group

Date: ___________   by:/s/ Richard A. Barone
                    Richard A. Barone, Chief Executive Officer




                    Maxus Securities Corp

Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone, President

                                    Exhibit A
Entity                           Directors 1, 2        Executive Officers
----------------------           ------------------    -------------------------
Gelfand Maxus Asset              Denis Amato           Denis Amato,
Management, Inc.                                       President

                                                       Robert W. Curtin,
                                                       Secretary

                                 Richard A. Barone

                                 Fred D. DiSanto

                                 Ivan Gelfand

                                 Umberto Fedeli



Maxus Asset Management           Richard A. Barone     Richard A. Barone,
                                                       President

                                                       Robert W. Curtin,
                                                       Secretary

                                 N. Lee Dietrich

                                 Sanford Fox



Maxus Investment Group           Richard A. Barone     Richard A. Barone,
                                                       Chief Executive Officer

                                                       Robert W. Curtin,
                                                       Secretary & Sr. Vice-
                                                       President

                                 Ivan Gelfand          Ivan Gelfand, Chairman

                                 Fred D. DiSanto       Fred D. DiSanto, Chief
                                                       Operating Officer

                                 Denis J. Amato        Denis J. Amato, Chief
                                                       Investment Officer

                                 Alan R. Schwartz

                                 Arthur F. Anton


Maxus Securities Corp.           Richard A. Barone     Richard A. Barone,
                                                       CEO & President

                                 Robert W. Curtin      Robert W. Curtin,
                                                       Secretary

                                 Robert F. Pincus      Robert F. Pincus,
                                                       Vice President


1 Each of the Directors and Executive Officers listed above is a United States citizen.

2 The business address of the Filing Persons are as follows: Denis J. Amato; Richard A. Barone; Robert W. Curtin; N. Lee Dietrich; Fred D. DiSanto; Umberto Fedeli; Sanford Fox; Ivan Gelfand; Robert F. Pincus; Alan R. Schwartz; Gelfand Maxus Asset Management, Inc.; Maxus Asset Management, Inc.; Maxus Investment Group; and Maxus Securities Corp.: 1301 East Ninth Street, 36th Floor Cleveland, Ohio 44114-1800.

                                    EXHIBIT B

                            	    Datatrak (DATA)
                            SECURITY CROSS REFERENCE

Transaction                                           Unit
Date                    Quantity                      Cost
---------              ----------                    ------
Shares held               166,159                       N/A
 on  08-16-00


Purchases
08-23-00                     9000                     $3.85
08-25-00                    75000                     $3.85

                         --------
                           84,000